Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-197516

Pricing Term Sheet

$750,000,000

NAVIENT CORPORATION

6.625% Senior Notes due July 26, 2021

Pricing Term Sheet

Issuer:	Navient Corporation

Format:	SEC Registered

Trade Date:	July 26, 2016

Settlement Date:	July 29, 2016

Securities:	6.625% Senior Notes due July 2021

Ratings*:	Ba3/ BB-/ BB, by Moody’s/ S&P/ Fitch

Maturity Date:	July 26, 2021

Interest Payment Dates:	January 26 and July 26 of each year, commencing on January 26, 2017

Principal Amount:	$750,000,000

Price to Public:	100.000%

Net Proceeds to Issuer (Before Expenses):	$743,437,500

Benchmark Treasury:	UST 1.125% due June 30, 2021

Benchmark Treasury Price / Yield:	99-30 1⁄4 / 1.136%

Spread to Benchmark Treasury	T+ 548.9 basis points

Yield to Maturity:	6.625%

Coupon:	6.625%

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, including debt repurchases.

Change of Control Offer to Purchase:	If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer to repurchase any and all of each holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to, but not including, the date of repurchase.

Optional Redemption:	At any time in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of notes to be redeemed and (2) the sum of the present value of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points plus, in each case, accrued and unpaid interest thereon to the date of redemption.

CUSIP / ISIN:	63938CAD0/US63938CAD02

Denominations:	$2,000, and in integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

*A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision at any time.

Obligations of Navient Corporation and any subsidiary of Navient Corporation are not guaranteed by the full faith and credit of the United States of America. Neither Navient Corporation nor any subsidiary of Navient Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

Navient Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Issuer toll free at 1-800-321-7179, Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

This pricing term sheet supplements the Prospectus Supplement dated July 26, 2016 issued by Navient Corporation relating to its Prospectus dated July 18, 2014.